SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT

            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001
                          Commission File No.: 1-11421

                           Dollar General Corporation
                       401(k) Savings and Retirement Plan
                              (Full title of plan)

                           Dollar General Corporation
                                100 Mission Ridge
                      Goodlettsville, Tennessee 37072-2170
             (Name of issuer of securities held pursuant to the plan
                   and address of principal executive office)

                         Report of Independent Auditors
                         ------------------------------


To the Participants and Plan Administrator of
Dollar General Corporation 401(k) Savings and Retirement Plan

     We have audited the accompanying statement of net assets available for benefits of Dollar General Corporation 401(k) Savings and Retirement Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

     Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                        /s/ Ernst & Young LLP
                                                        ---------------------
                                                        Ernst & Young LLP


Nashville, Tennessee
June 28, 2002

               Report of Independent Certified Public Accountants
               ---------------------------------------------------

To the Participants and Plan Administrator of
Dollar General Corporation 401(k) Savings and Retirement Plan
Nashville, Tennessee

     We have audited the accompanying statement of net assets available for benefits of Dollar General Corporation 401(k) Savings and Retirement Plan as of December 31, 2000. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

     In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.



 /s/ Grant Thornton, LLP
------------------------
Grant Thornton, LLP


Atlanta. Georgia
October 5, 2001

                           Dollar General Corporation
                       401(k) Savings and Retirement Plan

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                           December 31,
                                                   ----------------------------
                                                      2001            2000
                                                   -----------     -----------
ASSETS
Investments, at fair value:
    Dollar General Corporation common stock        $28,364,591      $32,984,069
    Registered investment companies                 35,738,412       30,899,987
    Participant notes receivable                     1,882,882        1,481,272
    Real estate limited partnerships                   343,534          383,963
                                                   -----------      -----------
           Total investments                        66,329,419       65,749,291
                                                   -----------      -----------

Receivables:
    Employer contributions                           5,686,051        5,332,911
    Participants' contributions                        399,100          478,987
                                                   -----------      -----------
           Total receivables                         6,085,151        5,811,898
                                                   -----------      -----------
Cash                                                    63,837          319,888
                                                   -----------      -----------
Total Assets                                        72,478,407       71,881,077
LIABILITIES
Accrued expenses                                           -0-           72,481
                                                   -----------      -----------

     NET ASSETS AVAILABLE FOR BENEFITS             $72,478,407      $71,808,596
                                                   ===========      ===========


The accompanying notes are an integral part of these statements.

                           Dollar General Corporation
                       401(k) Savings and Retirement Plan

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                          Year Ended December 31, 2001



ADDITIONS TO NET ASSETS ATTRIBUTED TO:
    Interest income                                             $    279,381

    Contributions:
       Employer's                                                  7,692,208
       Participants'                                               5,285,863
       Rollover                                                      588,242
                                                                ------------

         Total contributions                                      13,566,313
                                                                ------------

         Total additions                                          13,845,694
                                                                ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
    Benefits paid to participants                                  6,694,311
    Net depreciation in fair value of investments                  6,341,147
    Administrative expenses                                          140,425
                                                                ------------

         Total deductions                                         13,175,883
                                                                ------------

         Net increase                                                669,811
NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                                             71,808,596
                                                                ------------
    End of year                                                 $ 72,478,407
                                                                ============


The accompanying notes are an integral part of these statements.

                           Dollar General Corporation
                       401(k) Savings and Retirement Plan

                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 2001





NOTE A - DESCRIPTION OF PLAN

     The following brief description of the Dollar General Corporation 401(k) Savings and Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

1. General
   -------

     The Plan is a defined contribution plan for all employees of Dollar General Corporation (the "Employer" or the "Company") who have completed one year of at least 1,000 hours of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

2. Contributions
   -------------

     The Plan allows the participants to make contributions of the participants' earnings in the form of deferred compensation to a retirement plan before income taxes are deducted. The contributions are invested, and income earned is not taxed to the participant until withdrawn from the Plan.

     Participants may elect to contribute from 1% to 15% of pre-tax annual eligible compensation as defined in the Plan, subject to certain limitations under applicable federal law. Participants may also make rollover contributions to the Plan. The Employer has the option of matching up to 50% of the first 6% of eligible compensation contributed by the participants ("Employer Matching Contribution"). The Employer Matching Contribution is invested as directed by the participant.

     The Employer also has the option to make contributions to the Plan on behalf of all participants which shall be treated as Qualified Nonelective Employer Contributions ("QNEC") to the extent such contributions may be used to meet the nondiscrimination requirements of the Internal Revenue Code (the "Code"). The Employer may elect to have 25% of the QNEC be made in Company common stock or used to acquire Company common stock. The remaining QNEC is invested as directed by the participant. Included in Employer contributions receivable are $5,686,051 and $5,136,101 related to the QNEC at December 31, 2001 and 2000, respectively.

     In addition to the Employer Matching Contribution and QNEC contributions described above, the Employer may contribute discretionary amounts from time to time ("Profit Sharing Contribution") as Profit Sharing Contributions. The Profit Sharing

                           Dollar General Corporation
                       401(k) Savings and Retirement Plan

                    NOTES TO FINANCIAL STATEMENTS (continued)


2. Contributions (continued)
   -------------------------

Contribution is invested as directed by the participant. Participants must be employed on the last day of the Plan year to receive a Profit Sharing Contribution. There was no Profit Sharing Contribution for the 2001 Plan year.

3. Participants' Accounts
   ----------------------

     Each participant's account is credited with the participant's contributions and withdrawals, as applicable, and allocations of the Employer contributions and Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined.
The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

4. Vesting
   -------

     Participants are immediately vested in their contributions and the QNEC contribution plus actual earnings thereon. Vesting in all other Employer contributions and contributions made under the former Dollar General Corporation Retirement Plan, plus actual earnings thereon, is based on years of credited service. Participants are 40% vested after 4 years of credited service and 100% after 5 years of credited service. Participants are 100% vested without regard to credited service in the event of death, disability, or attainment of retirement age.

5. Participant Loans
   -----------------

     Participants in the Plan may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans are secured by 50% of the balance in the participant's account and only one loan may be outstanding at a time. Loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Loans must be repaid within 5 years from the date of the loan unless proceeds are used to acquire the principal residence of the participant borrower. Principal and interest are paid ratably through weekly or semi-monthly payroll deductions.

                           Dollar General Corporation
                       401(k) Savings and Retirement Plan

                    NOTES TO FINANCIAL STATEMENTS (continued)



6. Payments of Benefits
   --------------------

     On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, installments over a period not to exceed life expectancy, or under certain circumstances may purchase an annuity.

7. Forfeited Accounts
   ------------------

     Forfeited balances of terminated participants' nonvested accounts are used to reduce future contributions of the Company. In 2001, employer contributions were reduced by $702,399 from forfeited nonvested accounts. The balance of forfeited nonvested accounts was $1,004,713 and $998,963 at December 31, 2001 and 2000, respectively.

                           Dollar General Corporation
                       401(k) Savings and Retirement Plan

                    NOTES TO FINANCIAL STATEMENTS (continued)





8. Administrative Expenses
   -----------------------

     Participants pay for the costs charged for originating loans. Fees and expenses associated with the administrative and record keeping services provided by an external provider are paid by the Plan. The Employer pays all other expenses.

                           Dollar General Corporation
                       401(k) Savings and Retirement Plan

                    NOTES TO FINANCIAL STATEMENTS (continued)


9. Plan Termination
   ----------------

     Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participant accounts will become fully vested and the assets will be distributed to participants or their beneficiaries.


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     1. Basis of Accounting
        -------------------

     The financial statements of the Plan are prepared under the accrual method of accounting.

     2. Use of Estimates
        ----------------

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

     3. Investment Valuation and Income Recognition
        -------------------------------------------

     The Plan's investments are stated at fair value, which equals the quoted market price on the last business day of the Plan year. The shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Dollar General Corporation common stock is valued at the last reported sales price on the last business day of the Plan year. Real Estate limited partnership investments are valued at the appraised values as of the last business day of the Plan year. The participant loans receivable are valued at their outstanding balances, which approximate fair value.

     Purchases and sales of securities are recorded on a trade date basis. Dividend income is recorded on the dividend payable date. Interest income is recorded on the accrual basis.

     4. Payment of Benefits
        -------------------

     Benefits are recorded when paid.


     5. Reclassification
        ----------------

     Certain   amounts  in  the  prior  year  financial   statements  have  been
reclassified to conform to the current year presentation.

                           Dollar General Corporation
                       401(k) Savings and Retirement Plan

                    NOTES TO FINANCIAL STATEMENTS (continued)





NOTE C - INCOME TAX STATUS

     The Plan has received a determination letter from the Internal Revenue Service dated March 5, 2002, stating that the Plan is qualified under Section 401(a) of the Code and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, is qualified and the related trust is tax exempt.

NOTE D - INVESTMENTS

     During 2001, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                                            Year ended
                                                           December 31,
                                                               2001
                                                          -------------

Registered investment companies                           $   148,177
Dollar General Corporation common stock                    (6,476,895)
Real estate limited partnerships                              (12,429)
                                                          -----------
                                                          $(6,341,147)
                                                          ===========

     Investments which represent 5% or more of the Plan's net assets available for benefits are as follows:

                                                                                   December 31,
       Identity of                                                      -----------------------------------
      Party Involved                 Description of Assets                   2001                2000
      --------------                 ---------------------              ---------------     ---------------
Dollar General Corporation           Dollar General Corporation
                                          common stock                   $28,364,591*          $32,984,069*

The American Funds Group             The Income Fund of America           13,920,305            11,944,395
The American Funds Group             Washington Mutual Investors
                                          Fund                             7,231,207             6,238,895

The American Funds Group             The Cash Management
                                     Trust of America                      4,409,642                    **

*  A portion is not participant-directed

** The value of this  investment  was less than 5% of net assets at December 31,
   2000

                           Dollar General Corporation
                       401(k) Savings and Retirement Plan

                    NOTES TO FINANCIAL STATEMENTS (continued)



NOTE E - NONPARTICIPANT-DIRECTED INVESTMENTS

     Investments in Dollar General Corporation common stock are made through the Dollar General Corporation Stock Fund, which is comprised of Dollar General Corporation common stock and a cash value money-market account held to fund daily investment transactions. A portion of the investment in the Dollar General Corporation Stock Fund is not participant-directed. Information about the net assets and the significant components of the changes in net assets relating to the Dollar General Corporation Stock Fund is as follows:


                                                        December 31,
                                              ---------------------------------
                                                 2001                  2000
                                              -----------           -----------
Net assets:
     Dollar General Corporation common stock  $28,364,591           $32,984,069
     The Cash Management Trust
       of America                               1,010,259               807,149
                                               ----------            ----------
                                              $29,374,850           $33,791,218
                                               ==========            ==========



                                                               Year ended
                                                            December 31, 2001
                                                            -----------------
Changes in Net Assets:
      Net depreciation                                        $(6,427,773)
      Contributions                                             5,500,907
      Benefits paid to participants                            (2,837,148)
      Administrative expenses                                     (51,921)
      Transfers to participant-directed investments              (600,433)
                                                              -----------
                                                              $(4,416,368)
                                                              ===========


NOTE F - TRANSACTIONS WITH PARTIES-IN-INTEREST

     Capital Bank & Trust, the Plan's trustee, serves as the depository for Plan assets invested in The American Funds Group listing of mutual funds. Transactions with these funds qualify as party-in-interest transactions. Dollar General Corporation is the sponsor of the Plan. Transactions in the Dollar General Corporation Stock Fund qualify as party-in-interest transactions.

     Transactions with parties-in-interest include purchases and sales of assets through Capital Bank & Trust, the Plan's trustee who also serves as the depositor for the Plan's assets invested in the mutual funds listed by the American Funds Group.

     Additional parties-in-interest transactions include contributions by the Employer and the Plan's investment in Company stock.



Note G - COMMITMENTS AND CONTINGENCIES

     On April 30, 2001, the Company announced that it had become aware of certain accounting issues that would cause it to restate its audited financial statements for fiscal years 1999 and 1998, and to restate the unaudited financial information for fiscal year 2000 that had been previously released by the Company. The Company subsequently restated such financial statements and financial information by means of its Form 1O-K for the fiscal year ended February 2, 2001, which was filed on January 14, 2002.

     Following the April 30, 2001, announcement more than 20 purported class action lawsuits were filed against the Company and certain current and former officers and directors of the Company, asserting claims under the federal securities laws. These lawsuits have been consolidated into a single action pending in the United States District Court for the Middle District of Tennessee. On July 17, 2001, the court entered an order appointing the Florida State Board of Administration and the Teachers' Retirement System of Louisiana as lead plaintiffs and the law firms of Entwistle & Cappucci LLP, Milberg Weiss Bershad Hynes & Lerach LLP and Grant & Eisenhofer, P.A. as co-lead counsel. On January 3, 2002, the lead plaintiffs filed an amended consolidated class action complaint. Among other things, plaintiffs have alleged that the Company and certain of its current and former officers and directors made misrepresentations concerning the Company's financial results in the Company's filings with the Securities and Exchange Commission and in various press releases and other public statements. The plaintiffs seek damages with interest, costs and such other relief as the court deems proper.

     On January 3, 2002, the Company reached a settlement agreement with the putative class action plaintiffs, pursuant to which the Company agreed to pay at least $140 million to such plaintiffs in settlement for their claims and to implement certain enhancements to its corporate governance and internal control procedures. Such agreement was subject to confirmatory discovery, to the final approval of the Company's Board of Directors, and to court approval. Under such settlement agreement, the plaintiffs had the right, following the completion of confirmatory discovery, to amend their complaint and to negotiate with the Company for additional damages, the aggregate amount of all damages to be paid in settlement of plaintiffs' claims not to exceed $162 million.

     On April 1, 2002, following the completion of such confirmatory discovery, the Company and the putative class action plaintiffs amended their settlement agreement and the plaintiffs filed a second amended complaint, purporting to name as plaintiffs a class of persons who purchased or otherwise made an investment decision regarding the Company's securities and related derivative securities between March 5, 1997 and January 14, 2002. Pursuant to the amended settlement agreement, the Company has agreed to pay $162 million to such plaintiffs in settlement for their claims and to implement certain enhancements to its corporate governance and internal control procedures. Such amended agreement was approved by the court on May 24, 2002.


     As a member of the plaintiff class, and provided that all rights to appeal such settlement agreement have expired and that no appeals have been filed, the Plan expects that this agreement will result in a net payment to the Plan after attorneys' fees, of approximately $1.4 million, which has not been accrued in the Plan's financial statements.

                           Dollar General Corporation
                       401(k) Savings and Retirement Plan

                            EIN: 61-0202302 Plan: 002

                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                               Schedule H, Line 4i

                                December 31, 2001


  (a)               (b)                                            (c)                               (d)                (e)
                                                    Description of Investment including
         Identity of Issue, Borrower,               Maturity Date, Rate of Interest,                                  Current
         Lessor, or Similar Party                   Collateral, Par or Maturity Value                Cost              Value
 ----    ----------------------------               -----------------------------------            --------        -------------
   *     Dollar General Corporation                        Dollar General Corporation
                                                                   common stock                 $34,079,444         $28,364,591


   *     The American Funds Group                          The Income Fund of America                 **             13,920,305

   *     The American Funds Group                       Washington Mutual Investors Fund              **              7,231,207

   *     The American Funds Group                     The Cash Management Trust of America            **              4,409,642

   *     The American Funds Group                             New Perspective Fund                    **              3,188,233

   *     The American Funds Group                           The Bond Fund of America                  **              2,779,494

   *     The American Funds Group                             SMALLCAP World Fund                     **              2,444,251

   *     The American Funds Group                          The Growth Fund of America                 **              1,277,868

   *     The American Funds Group                             The New Economy Fund                    **                487,412

         Participant notes receivable               Interest rates ranging from                       **              1,882,882
                                                    5% to 9.5% and maturity dates ranging
                                                    from 2002 to 2031
         Related estate limited partnerships:
         Interchange City Associates, Ltd.                          15.5 units                        **                219,325
         Liquidity Fund Tax Exempt                                  15   units                        **                  1,686
         North Creek Associates                                    400   units                        **                113,200
         Realty FD 85-1                                            200   units                        **                  9,323
                                                                                               --------------------------------

                                                                                                $34,079,444         $66,329,419
                                                                                                ===========         ===========

*  Party-in-interest
** Cost omitted for participant directed investments

                           Dollar General Corporation
                       401(k) Savings and Retirement Plan

                            EIN: 61-0202302 Plan: 002

                       SCHEDULE OF REPORTABLE TRANSACTIONS

                               Schedule H, Line 4j

                          Year Ended December 31, 2001

                                                                                               (h) Current value
                                                                                                    of asset on      (i) Net gain
 (a) Identity of                                      (c) Purchase  (d) Selling    (g) Cost of      transaction            or
  party involved             (b) Description of asset     price         price          asset            date             (loss)
-----------------------------------------------------------------------------------------------------------------------------------
Category (iii) - Series of
 transactions in excess of 5%

Dollar General Corporation       Stock Fund            $6,458,712     $       --    $6,458,712       $6,458,712       $        --

                                                       $       --     $4,447,307    $4,819,311       $4,447,307       $  (372,004)


There were no category (i), (ii) or (iv) reportable transactions during 2001. Columns (e) and (f) have not been presented as this information is not applicable.

     The following is a complete listing of Exhibits filed or incorporated by reference as part of this annual report:


                                    EXHIBITS

Exhibit       Description
-------       ------------

23.1           Consent of Independent Auditors

23.2           Consent of Independent Auditors

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Dollar General Corporation 401(k) Savings and Retirement
Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       DOLLAR GENERAL CORPORATION
                                       401(k) SAVINGS AND RETIREMENT PLAN
Date:  July 3, 2002

                                       By:  /s/ Melissa J. Buffington
                                            --------------------------------
                                            Name:  Melissa J. Buffington
                                            Title: Chief Administrative Officer,
                                                   Dollar General Corporation